Exhibit 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

SECOND SIGHT MEDICAL PRODUCTS, INC.

Up To [________] Shares of Common Stock
Issuable Upon the Exercise of Subscription Rights Distributed to Record Stockholders of
Second Sight Medical Products, Inc.

[______], 2016

Dear Stockholder:

This notice is being distributed by Second Sight Medical Products, Inc. (“Second Sight” or the “Company) to all holders of record (the “Record Holders”) of shares of common stock, no par value (the “Common Stock”), of the Company, as of 5:00 p.m., New York City time, on [______], 2016 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of non-transferable subscription rights (the “Rights”) to invest $0.55 for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date at a purchase price 4.25 or 85% of the closing price of our Common Stock on its primary exchange on [February] __, 2016, whichever is lower, per full share (the “Subscription Price”). The Rights are described in the Company’s Prospectus, dated [______], 2016 (the “Prospectus”).

In the Rights Offering, up to an aggregate of [________] shares of Common Stock are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on [______], 2016 (the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, each Record Holder will receive one Right for every share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

Each Right allows the holder thereof to invest $0.55 toward the purchase of shares of Common Stock of the Company for each one share of Common Stock owned of the Record Date (the “Basic Subscription Right”) at the cash price of $4.25 or 85% of the closing price of our Common Stock on its primary exchange on __, 2016, whichever is lower, per full share (the “Subscription Price”). The number of shares that you will obtain from your subscription will equal the result of the accepted dollar amount of your investment divided by the Subscription Price, rounded down to the nearest share. For example, if a Record Holder owned 100 shares of Common Stock as of 5:00 p.m., New York City time on the Record Date, it would receive 100 Rights and would have the right to invest $0.55 for each share of Common Stock it owns as of the Record Date at the Subscription Price. If you have invested $55, and if on the expiration date of the Rights Offering the closing price of our common stock is $4.00 per share, the Subscription Price will be $3.40 ($3.40 constitutes 85% of $4.00), you would receive a rounded down 16 shares and a refund of $0.60. If you have invested $55, and if on the expiration date of the Rights Offering the closing price of our common stock is $6.00 per share, the Subscription Price will be $4.25 and you would receive a rounded down 12 shares and a refund of $4.00.

In addition, if a holder purchases all of the shares of common stock available to it pursuant to its Basic Subscription Right, it may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to invest an additional amount to purchase a portion of any shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Rights (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privileges based on the amount each person invested under the Basic Subscription Right. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person paid for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares at the Subscription Price for which the person was entitled to oversubscribe, and the remaining Unsubscribed Shares will be allocated among all other persons exercising and investing in the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

Each Record Holder will be required to submit payment in full for the amount it wishes to invest including, if a record holder elects to exercise Over-Subscription Privilege, the amount sufficient for its Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the expiration of the Rights Offering, if a Record Holder wishes to maximize the number of shares it may purchase pursuant to the Record Holder's Over-Subscription Privilege, the Record Holder will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum investment amount that the Record Holder wishes to invest, assuming that no stockholders other than such Record Holder purchases any shares of Common Stock pursuant to their Basic Subscription Rights and Over-Subscription Privileges.

Fractional shares of Common Stock resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share, with the total exercise price being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

The Company will not be required to issue shares of our Common Stock to you if the Subscription Agent does not receive your payment prior to the Expiration Time, regardless of when you send the subscription payment and related documents, unless you send the documents in compliance with the guaranteed delivery procedures described below. The Company may extend the Expiration Time by giving oral or written notice to the Subscription Agent on or before the Expiration Time. If the Company elects to extend the Expiration Time, it will issue a press release announcing such extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced Expiration Time. The Rights held by each Record Holder are evidenced by subscription rights certificates (the “Subscription Rights Certificates”). The Rights are non-transferable, meaning that they may not be sold, transferred, or assigned to anyone else.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Second Sight Medical Products, Inc. Subscription Rights Certificate;

4.	Form of Notice of Guaranteed Delivery;

5.	Form of Notice of Important Tax Information; and

6.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the aggregate Subscription Price for all of the shares for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company.

Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the aggregate Subscription Price, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will be void, of no value and will cease to be exercisable for shares of Common Stock, and you will have no further rights under them.

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Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the Information Agent. The Information Agent's telephone number is (855) 793-5068 (toll free). Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Will McGuire.
President and Chief Executive Officer

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